Exhibit 2.1

JOINT VENTURE CONTRACT

FOR THE ESTABLISHMENT

OF

RAE KLH TECHNOLOGIES (BEIJING) COMPANY LIMITED

May 14, 2004

Beijing, China

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29.	DISPUTE RESOLUTION	58

30.	MISCELLANEOUS	59

ANNEXES

Annex I	Articles of Association

Annex II	Feasibility Study

Annex III	Subscription Agreement

Annex IV	Executive Employment Agreement

Annex V	Supplemental Agreement Regarding Account Receivables and Inventory

SCHEDULES

Schedule A	List of Existing Shareholders of KLH

Schedule B	Site Map

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THIS JOINT VENTURE CONTRACT (“Contract”) is entered into this May 14, 2004 by and among the Parties listed in Article 2 hereof in accordance with the Law of the People’s Republic of China on Chinese-Foreign Equity Joint Ventures and the Regulations for the Implementation of the Law of the People’s Republic of China on Chinese-Foreign Equity Joint Ventures (hereinafter collectively referred to as the “Joint Venture Law”) and other relevant and officially promulgated Chinese laws and regulations.

Whereas, Beijing Ke Li Heng Anquan Shebei Youxian Zeren Gongsi (“KLH”) is a Chinese company organized under Chinese law with its registered office at 20 West Chegongzhuang Road, Haidian District, Beijing 100044, China;

Whereas, KLH is currently owned by the Chinese Parties hereto in the percentages as set forth in Schedule A hereof;

Whereas, RAE Systems (Asia) Limited is a Hong Kong company organized under Hong Kong law with its registered office at Room 8, 6/F Hong Leong Plaza, 33 Lok Yip Road, Fanling, New Territories, Hong Kong;

Whereas, the Chinese Parties desire that (i) KLH’s registered capital will be increased; (ii) RAE will subscribe such increased portion of the registered capital; and (iii) by so doing, KLH will be converted into a Chinese-foreign equity joint venture (“Company”); and

Whereas, RAE is interested in subscribing such increased portion of the registered capital of KLH.

NOW THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which is hereby mutually acknowledged, the Parties hereby agree as follows:

1.	DEFINITIONS

Unless the terms of this Contract otherwise provide, the following terms shall have the meanings set forth below:

“Affiliate”, with respect to a Party, shall mean any corporation, partnership, joint venture or other entity controlling, controlled by or under common control with such Party, but shall not include the Company. A person or entity shall be deemed to “control” another person or entity if the former possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of the latter.

“Articles of Association” shall mean the Articles of Association of the Company dated as of the date hereof among the Parties, substantially in the form attached hereto as Annex I, and as may be amended or restated from time to time by the Parties.

“Assist” or “Assistance” shall mean, respectively, to actively and aggressively support and implement, or the active and aggressive support and implementation of, an activity or application with full intent and commitment to obtain the results sought by the Parties or the Company being assisted.

“Building” shall mean the building of approximately ten thousand square meters (10,000 m2) gross that is being constructed by KLH on the Site.

“Business License” shall mean the PRC Enterprise Legal Person Business License to be issued to the Company by the competent office of the State Administration for Industry and Commerce (“SAIC”).

“Confidential Information” shall mean technology and know-how as well as trade secrets, strategic business or marketing information, business projections, secret processes and other processes, data, formulae, programs, manuals, designs, sketches, photographs, plans, drawings, specifications, reports, studies, findings, non-patented inventions and ideas, and other information relating to the production, packaging, use, pricing, or sales and distribution, whether of a technical, engineering, operational, business or economic nature, whenever designated as “Confidential” by a Party or its Affiliates and provided by such Party or its Affiliates in connection with the establishment of the Company and any matters related thereto, the implementation of and/or the conduct of the business contemplated by this Contract and the other agreements contemplated herein. Confidential Information, however, shall not include information which is now or hereafter becomes part of the public domain through authorized publication, information which the receiving Party can demonstrate was in its possession at the time of receipt, and information which hereafter comes into the possession of the receiving Party and was or is not acquired by the receiving Party directly or indirectly from the providing Party or sources under an obligation of secrecy to such providing Party.

“Effective Date” shall mean the day on which this Contract has been approved by the Examination and Approval Authority.

“Establishment Date” shall mean the date on which the Business License of the Company is issued.

“Examination and Approval Authority” shall mean China’s Ministry of Commerce, or such local office of the Ministry of Commerce as is duly authorized by law to approve this Contract.

“Event of Force Majeure” shall mean any event, the consequences of which are reasonably unavoidable or beyond the reasonable control of a Party, and which prevents total or partial performance of an obligation under this Contract by such Party.

“Feasibility Study” shall mean the jointly prepared feasibility study attached hereto as Annex II.

“Hazardous Substance” shall mean (i) any pollutant, contaminant, industrial waste, hazardous chemical, including but not limited to any petroleum product and by-product, asbestos and polychlorinated biphenyl (“PCB”), and/or (ii) any similar or other material that is subject to any past, present or future requirement under any national, provincial or local law, regulation, administrative ruling or notice, court order or any requirement as a result of any applicable administrative, legislative or judicial action.

“Key Person” shall mean any of the twenty two (22) officers of KLH who are required to enter into the Executive Employment Agreement with the Company.

“Land Use Right Certificate” shall mean the land use certificate to be issued by the competent Chinese authority, which shall confer to the Company the exclusive granted land use right in respect of the Site in accordance with the terms and conditions set forth therein.

“Material Adverse Change” shall mean any change that may lead to or result in a Material Adverse Effect.

“Material Adverse Effect” shall mean an adverse effect (i) on KLH’s financial conditions, business, assets or operations; (ii) on the KLH’s ability to pay any loan, the interest thereon or satisfy any of its liabilities when due, or (iii) on the rights and remedies of RAE under this Contract.

“Person” shall mean an individual, corporation, partnership, joint venture, trust, unincorporated organization, or a juridical entity, or a sovereign state or any agency, authority or administrative subdivision thereof, or any international organization, agency or authority.

“Real Estate Ownership Certificate” shall mean the Real East Ownership Certificate issued by the competent Chinese authority, which confers to the Company the exclusive ownership rights to the Building.

“Site” shall mean that area of eleven point nine mu (11.9 mu) as delineated in the map attached hereto as Schedule B.

“Tax” shall include any tax, levy, duty, charge, fee, deduction or withholding of any nature now or hereafter imposed, levied, collected, withheld or assessed by any taxing or other authority and includes any interest, penalty or other charge payable or claimed in respect thereof.

“Three Funds” shall mean, collectively, the Company’s reserve fund, bonus and welfare fund and enterprise expansion fund.

“2003 Financial Statements” shall mean the 2003 financial statements of KLH, which are audited by KLH’s auditors and reviewed and accepted by BDO Seidman, L.L.C.

2.	PARTIES TO THE CONTRACT

The parties to this Contract are as follows:

(a)	Beijing Ke Li Xin Jishu Fazhan Zong Gongsi (hereinafter referred to as “Keli”), a Chinese company organized and existing under the laws of China with its registered address at 27 North West Sanhuan Road, Haidian District, Beijing, China.

The legal representative of Keli is:

Name:	Xie Wei
Nationality:	Chinese

(b)	Zhu Gang, a Chinese citizen (Chinese ID No. 110108640902497);

(c)	Li Changwu, a Chinese citizen (Chinese ID No. 110105570320613);

(d)	Qiu Wenfeng, a Chinese citizen (Chinese ID No. 51010219660617751X);

(e)	Lu Guiyun, a Chinese citizen (Chinese ID No. 110108710707142);

The parties listed above are hereinafter referred to each as a “Chinese Party” and collectively the “Chinese Parties”.

and

(f)	RAE Systems (Asia) Limited, a Hong Kong company organized and existing under the laws of Hong Kong with its registered office at Room 8, 6/F Hong Leong Plaza, 33 Lok Yip Road, Fanling, New Territories, Hong Kong (hereinafter referred to as “RAE”).

The duly authorized representative of RAE is:

Name:	Robert I. Chen
Position:	President and CEO
Nationality:	USA

Each of RAE and the Chinese Parties is hereinafter referred to as a “Party” and collectively the “Parties”.

3.	REPRESENTATIONS, WARRANTIES AND COVENANTS

3.1	Representations and Warranties of the Chinese Parties Regarding the Chinese Parties

Each of the Chinese Parties hereby represents and warrants, individually or collectively, as applicable, to RAE as follows:

(a)	Keli is a Chinese company duly organized, validly existing and in good standing under the laws of the PRC.

(b)	Keli has taken all appropriate and necessary corporate action to (i) empower its legal representative or such other duly authorized representative whose signature is affixed hereto to sign this Contract and all of the agreements contemplated herein to which it is a party, (ii) authorize the execution and delivery of this Contract and all of the agreements contemplated herein to which it is a party, and (iii) authorize the performance and observance of the terms and conditions hereof and thereof.

(c)	Each of the Chinese Parties who is a natural person has full civil capacity to sign this Contract and all of the agreements contemplated herein to which he/she is a party both for himself/herself and beneficially for any other person, if applicable.

(d)	Each of the Chinese Parties has obtained all consents, approvals and authorizations necessary for the valid execution and delivery of this Contract and all of the agreements contemplated herein to which it is a party and to observe and perform its obligations hereunder and thereunder; provided, however, that this Contract shall be subject to the approval of the Examination and Approval Authority before the same may become effective.

(e)	Upon the approval of the Examination and Approval Authority, this Contract shall constitute the legal, valid and binding obligation of each of the Chinese Parties enforceable against each of the Chinese Parties in accordance with its terms.

(f)	the Chinese Parties’ execution, delivery and performance of this Contract or any of the other agreements contemplated herein will not violate any of their constitutive documents, any other agreement or obligation of the Chinese Parties, or currently effective law, regulation or decree that may be applicable to any aspect of the transactions contemplated hereunder.

3.2	Representations and Warranties of RAE

RAE hereby represents and warrants to each of the Chinese Parties as follows:

(a)	RAE is a Hong Kong company duly organized, validly existing and in good standing under the laws of Hong Kong.

(b)	RAE has taken all appropriate and necessary corporate action (i) to empower its duly authorized representative whose signature is affixed hereto to sign this Contract and all of the agreements contemplated herein to which it is a party, (ii) authorize the execution and delivery of this Contract and all of the agreements contemplated herein to which it is a party, (iii) to authorize the performance and observance of the terms and conditions hereof and thereof.

(c)	RAE has obtained all consents, approvals and authorizations necessary for the valid execution and delivery of this Contract and all of the agreements referred to herein to which it is a party; provided, however, that this Contract shall be subject to the approval of the Examination and Approval Authority before the same may become effective.

(d)	Upon the approval of the Examination and Approval Authority, this Contract shall constitute the legal, valid and binding obligation of RAE enforceable against RAE in accordance with its terms.

(e)	RAE’s execution, delivery and performance of this Contract or any of the other agreements contemplated herein will not violate any of its constitutive documents, any other agreement or obligation of RAE or currently effective law, regulation or decree that may be applicable to any aspect of the transactions contemplated hereunder.

3.3	Representations and Warranties of the Chinese Party Regarding KLH

To the best knowledge of the Chinese Parties, the Chinese Parties jointly and severally represent and warrant to RAE (and acknowledge that RAE is relying on the representations and warranties in consummating the transactions contemplated by this Contract) that:

(a)	Corporate

KLH is a corporation duly incorporated and organized and is validly existing and in good standing under the laws of China and has all necessary corporate power, authority and capacity to own its properties and assets and to carry on its business as presently conducted. KLH has made all filings and registrations under all applicable laws and is duly qualified as a corporation to carry on its business, and is in good standing, in each jurisdiction in which the nature of the business, or the property owned or leased by the KLH makes such qualification necessary.

(b)	Subsidiaries

KLH does not own, directly or indirectly, (i) any of the outstanding shares or securities convertible into shares of any other corporation, or (ii) any participating interest in any partnership, joint venture or other business enterprise, except Nanjing Ke Li Heng Shiye Youxian Gongsi and Beijing Mei Tong Keji Fazhan Youxian Gongsi (collectively “Subsidiaries”).

(c)	Validity of Transactions

The execution and delivery of this Contract by the Chinese Parties, the consummation of the transactions contemplated by this Contract and the fulfillment by the Chinese Parties of the terms, conditions and provisions hereof will not contravene or violate or result in the breach (with or without the giving of notice or lapse of time, or both) or acceleration of any obligations of KLH under any laws applicable to KLH; any judgment, order, writ, injunction or decree of any court or of any governmental official, agency or department which is presently applicable to KLH; the articles of association, the shareholders agreement or any resolutions of KLH or amendments thereto or restatements thereof; or the provisions of any agreement, arrangement or understanding to which KLH is a party or by which any of them is bound;

(d)	Licenses, Permits and Authorizations

KLH has conducted business in compliance with, and KLH holds all licenses, permits and authorizations necessary for the lawful operation of business pursuant to, all applicable statutes, laws, ordinances, rules and regulations of all authorities having jurisdiction over KLH or over any part of is business, the copies of all of which licenses, permits and authorizations are provided to RAE and all of which are valid and subsisting and in good standing with no violations in respect thereof as of the date of this Contract and as of the date of the Closing, with the exceptions of certain permits and licenses which have been disclosed to RAE and which exceptions shall not materially affect the value of KLH in any manner.

(e)	Capitalization

The authorized, issued and outstanding equity of KLH is Fifteen Million Forty One Thousand Seven Hundred Renminbi (RMB15,041,700). The issued and outstanding equity has been duly and validly issued and is outstanding as fully paid and non-assessable in the registered capital of KLH. There are no outstanding securities convertible into or exchangeable or exercisable for any capital stock of KLH, nor does KLH have outstanding any rights to subscribe for or to purchase, or any options for the purchase of, or any agreements providing for the issuance of, any of its capital stock or any securities convertible into or exchangeable or exercisable for any of its capital stock, except the rights of RAE hereunder. The Chinese Parties have fully paid their capital contributions to KLH in accordance with the requirements set out in the articles of association and/or other constitutive documents filed with the relevant authorities.

(f)	Ownership of KLH

The Chinese Parties are the only owners of KLH free and clear of any liens, charges, encumbrances or rights of others (other than the rights of RAE hereunder and rights of certain beneficiary shareholders).

(g)	Financial Statements

The audited 2003 Financial Statements: (i) have been prepared in accordance with the generally accepted accounting principles (“GAAP”) of China on a basis consistent with that of prior fiscal periods; (ii) are complete and accurate in all material respects; and (iii) present fairly the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of KLH, the results of operation of KLH as at and for year 2003.

(h)	Absence of Undisclosed Liabilities

Except to the extent reflected or reserved against in the audited 2003 Financial Statements (including the notes thereto) or incurred subsequent to the date thereof and disclosed to RAE in writing and except normal trade payables in the ordinary and normal course of business, KLH does not have any outstanding indebtedness or any liabilities or obligations (whether accrued, absolute, contingent or otherwise) nor any outstanding commitments or obligations of any kind whether or not such obligations or commitments are presently considered liabilities of KLH under generally accepted accounting principles.

(i)	Tax Matters

With regard to taxation, (i) adequate provision has been made by KLH in the audited 2003 Financial Statements for any Taxes due and unpaid at the date of the Closing, or for the payment of any Tax installments due in respect of the current taxation year of KLH. Except to the extent reflected or reserved against in the audited 2003 Financial Statements, KLH is not liable for any Taxes. There are no notices of objection or appeals outstanding with respect to any assessment, reassessment or determination of KLH by any authority. There are no actions, suits, audits, investigations, claims or other proceedings pending or, to the knowledge of the Chinese Parties after due enquiry, threatened, against KLH in respect of any Taxes and there are no facts or circumstances known to the Chinese Parties, or acts, omissions, events, transactions, or series of transactions (including the entering into and/or completion of this Contract) occurring wholly or partly on or before the Closing, which could, or are likely to, give rise to any such actions, suits, investigations, claims or other proceedings. There are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any Tax return or the payment of any Taxes by KLH; (ii) KLH has on a timely basis filed all tax returns, financial statements and other documents required to be filed by them pursuant to any tax legislation. No such filing has contained any material misstatement or omitted any statement of any material fact that should have been included therein as required under Chinese law. KLH has not filed and is not required to file any tax returns, financial statements and other documents in any jurisdiction outside the PRC; (iii) KLH has withheld and remitted to the proper authority, or where permitted by law provided security for, on a timely basis and in a form required under the appropriate tax legislation, all amounts in respect of Taxes (including any pension plan contributions and social insurances and housing fund premiums and any other deductions) required to be withheld and remitted by it; (iv) KLH has no loans outstanding which have been made to directors, former directors, officers, shareholders or employees of either KLH or to any Person not dealing at arm’s length with any of the foregoing; and (vi) KLH has not, either directly or indirectly, transferred property to or acquired property from a Person with whom KLH was not dealing at arm’s length for consideration other than consideration equal to the fair market value of the property at the time of the disposition or acquisition thereof.

(j)	Absence of Changes

Except as disclosed to RAE in writing, since the date of the audited 2003 Financial Statements: (i) no Material Adverse Change has occurred in any of the assets, business, financial condition, results of operation or prospects of KLH nor has any other event, condition or state of facts occurred or arisen that might materially and adversely affect, or threaten to materially and adversely affect, KLH or the business, results of operations or prospects of KLH to carry on its businesses substantially the same as if such business were being conducted as of the date of the audited 2003 Financial Statements; and (ii) no damage, destruction or loss, labour trouble or any other event, development or condition of any character (whether or not covered by insurance) has occurred which might have a Material Adverse Effect.

(k)	Absence of Unusual Transactions

Since the date of the audited 2003 Financial Statements, KLH has not: (i) transferred, assigned, sold or otherwise disposed of any of the assets shown in the audited 2003 Financial Statements or cancelled any debts or claims except in each case in the ordinary and normal course of business or as disclosed to RAE in writing; (ii) incurred or assumed any obligation or liability (direct or contingent), except those disclosed to RAE in writing and except unsecured current obligations and liabilities incurred in the ordinary and normal course of business; (iii) issued or sold any shares in its capital or any warrants, bonds, debentures or other corporate securities of KLH or issued, granted or delivered any right, option or other commitment for the issuance of any such other securities, except for the rights of RAE hereunder; (iv) discharged or satisfied any lien or encumbrance, or paid any obligation or liability (fixed or contingent) other than liabilities included in the audited 2003 Financial Statements and liabilities incurred since the date thereof in the ordinary and normal course of business; (v) declared or made any payment of any dividend or other distribution in respect of any shares in its capital or purchased or redeemed any such shares thereof or effected any subdivision, consolidation or reclassification of any such shares or repaid in full or in part any shareholder loans; (vi) suffered an operating loss or any extraordinary loss, or waived any rights of substantial value, or entered into any commitment or transaction not in the ordinary and normal course of business where such loss, rights, commitment or transaction is or would be material in relation to KLH; (vii) qualified, amended or changed or taken any action to amend or change its constitutive documents, such as articles of association, shareholders agreement and business license; (viii) mortgaged, pledged, subjected to lien, granted as security interest in or otherwise encumbered any of its assets or property, whether tangible or intangible; (ix) loaned or agreed to lend money to any Person including a shareholder; or (x) authorized or agreed or otherwise become committed to any of the foregoing.

(l)	Title to Properties

Except as disclosed in the audited 2003 Financial Statements or otherwise to RAE in writing, KLH has full and marketable title to all of its properties, interests in properties and assets, real and personal, including those reflected in the audited 2003 Financial Statements or acquired since the date of the audited 2003 Financial Statements (except as since transferred, sold or otherwise disposed of in the ordinary and normal course of business), free and clear of all mortgages, pledges, liens, encumbrances or charges of any kind or character.

(m)	Leases of Personal Property

All leased equipment, other personal property and fixtures in the possession or custody of KLH has been contained in the audited 2003 Financial Statements or otherwise disclosed to RAE in writing.

(n)	Leases of Real Property

With regard to real property leases, (i) other than the leases and subleases in the audited 2003 Financial Statements or otherwise disclosed to RAE in writing, KLH is not a party to or bound by any lease, sublease, license or other instrument relating to real property and KLH has not entered into any other instrument relating to real property. All interests held by KLH under such leases or subleases are free and clear of any and all liens, charges and encumbrances of any nature and kind whatsoever; (ii) all leases or subleases entered into by KLH are in good standing and in full force and effect without amendment except as disclosed to RAE in writing, and KLH is entitled to the benefit of all such leases or subleases to which KLH is a party; (iii) Except as contained in the audited 2003 Financial Statements or otherwise disclosed to RAE in writing, all amounts of rent and other amounts presently owing under the leases or subleases to which KLH is a party, have been paid; and (iv) KLH has complied with all of its obligations under the leases or subleases to which it is a party, and KLH is not in default or breach or has received a notice of default or breach of its obligations under such leases or subleases.

(o)	Ownership of Real Property

Except as set out in the audited 2003 Financial Statements or otherwise disclosed to RAE in writing, KLH owns no real property. On the date of the Closing, KLH will have full and marketable title to all of the real property free and clear of all encumbrances except those contained in the audited 2003 Financial Statements or otherwise disclosed to RAE in writing. KLH has not granted to any Person any right of first refusal, right of first opportunity, option or similar rights to purchase the real property or any interest therein or part thereof. There is no material violation of any health, safety, zoning, subdivision or building statute, ordinance or restriction, or any restrictive covenant, affecting the real property. All water, sewer, gas, electric, telephone, drainage and other utility equipment, facilities and services now used for the operation of the real property are adequate to service such properties. All of the buildings, fixtures, improvements and structures constituting a part of the real property are free from structural and inherent defects. Each building, improvement or structure on each parcel of real estate constituting the real property is located within the boundary lines of such parcel and does not encroach onto any easement area or extend beyond any set-back line. There are no expropriation or condemnation proceedings relating to the real property, the notice of which has been served on KLH or that, to the knowledge of the Chinese Parties, are otherwise pending or threatened. No present use of any real property constitutes a non-conforming use.

(p)	Fixed Assets

Except as set out in the audited 2003 Financial Statements or otherwise disclosed to RAE in writing, all of the fixed assets, including but not limited to machinery, equipment, vehicles, furniture, office equipment, computer hardware and software wherever situated and owned by KLH are owned free and clear of all encumbrances.

(q)	Condition of Assets

All material tangible assets of KLH are in good condition, repair and (where applicable) proper working order, having regard to the use and age thereof, except only for reasonable wear and tear.

(r)	Litigation

Except as disclosed to RAE in writing, there is no suit, action, dispute, civil or criminal litigation, claim, arbitration or legal, administrative or other proceeding or governmental investigation, including appeals and applications for review, pending or, to the best of the Chinese Parties’ knowledge, threatened against KLH or affecting any of its assets or properties. There are no facts or circumstances known to the Chinese Parties which are likely to give rise to any such claims. Except as disclosed to RAE in writing, there is not presently outstanding against KLH any judgement, execution, decree, injunction, rule or order of any court, authority, administrative agency or arbitrator.

(s)	Inventories

The inventories are in good condition, are merchantable, are of a quality and quantity usable or saleable in the ordinary course of business, are fit for the purposes for which they are intended (except to the extent, if any, written down to net realizable value in the audited 2003 Financial Statements) and are carried on the books of KLH at cost. The inventories are stored in compliance with all applicable laws, ordinances, and governmental rules and regulations.

(t)	Accounts Receivable

The accounts receivable set out in the audited 2003 Financial Statements are, and all other accounts receivable as of the Closing shall be, bona fide and good and collectible at their face amounts in the ordinary course of business (subject to no defence, counterclaim or set-off) except to the extent of any reserves provided for doubtful accounts in the ordinary course of business.

(u)	Major Contracts

Except those contracts disclosed to RAE in writing, KLH is not a party to or bound by any major contract or commitment either now or in the future, whether oral or written, each with a contract value equal to or greater than Three Million Renminbi (RMB3 million) (“Major Contracts”). The Major Contracts are all in full force and effect unamended and no material default exists in respect thereof on the part of any of the parties thereto. KLH is not in default or in breach of any Major Contract or commitment to which it is a party and there exists no condition, event or act which, with the giving of notice or lapse of time or both would constitute such a default or breach and all such contracts and commitments are in good standing and in full force and effect without amendment thereto and KLH is entitled to all benefits thereunder.

(v)	Employment Matters

With regard to employment, (i) the employee list provided by KLH is a complete and accurate list of all employees of KLH, their respective positions, current salaries, benefits and other remunerations, dates of last salary increases, and dates of hire with KLH; (ii) all liabilities in respect of the employees have or shall have been paid in full to the Closing, including contributions, remittance and assessments for social insurances (including but not limited to pension scheme, medical insurance, unemployment insurance, insurance on injury suffered from job), housing fund, income tax, accrued wages, Taxes, salaries, commissions and employee benefit plan payments; and (iii) there are no outstanding, pending, threatened or anticipated assessments, actions, causes of action, claims, complaints, demands, orders, prosecutions or suits against KLH or its respective directors or officers pursuant to or under any applicable rules, regulations, orders or laws, including unemployment insurance, Tax, medical insurance, employment standards, labour relations, human rights, workers’ compensation and pay equity laws.

(w)	Insurance

The insurance policies disclosed to RAE will be continued in full force and effect (with all premiums paid) up to and including the Closing. KLH has not been denied insurance or suffered the cancellation of any insurance with respect to its business, properties and assets in the past. KLH is not in default, whether as to the payment of premium or otherwise, under the terms of any such policy. KLH has not failed to give any notice or present any claim under any such policy in due and timely fashion. Nothing has been done or omitted to be done by KLH which could make any policy of insurance void or voidable.

(x)	Intellectual Property

The documents provided by the Chinese Parties to RAE represent all inventions, patents, trade-marks, proposed trade marks, trade names, copyrights, industrial designs, business names, certification marks, distinguishing guises, business styles and other intellectual property, whether or not registered, that are owned by KLH, and all applications in respect thereof (collectively the “Intellectual Property”), including particulars of any registration thereof, details of all applications for registration in respect thereof. The Intellectual Property is owned entirely by KLH. The Intellectual Property is free and clear of any claims, encumbrances or charges and KLH has not used or enforced, or failed to use or enforce, the Intellectual Property in any manner which could limit their validity or result in their invalidity. Except as disclosed to RAE in writing, there has been no infringement or violation of KLH’s rights in and to the

Intellectual Property or any trade secrets or confidential information, nor any claim of adverse ownership, invalidity or other opposition to or conflict with any of the Intellectual Property which in any case would have a Material Adverse Effect. KLH is not engaging in any activity that violates or infringes any intellectual property rights of any Person.

(y)	Compliance with Laws

KLH is not in violation of or default under any law, regulation, judgment, order, writ, injunction or decree of any court or administrative agency issued against it or any law, regulation or rule applicable to it, which could reasonably be expected individually or in the aggregate to have a Material Adverse Effect or which could reasonably be expected to interfere materially with the consummation of the transactions contemplated herein.

(z)	Contracts with Non-Arm’s Length Persons

Except as disclosed to RAE in writing, there are no existing contracts or arrangements to which KLH is a party in which any of the Chinese Parties, any director or officer of KLH or any other affiliated Person not dealing at arm’s length with the Chinese Parties, KLH or any director or officer of KLH has an interest, whether directly or indirectly, including, without limitation, arrangements for the payment of management or consulting fees of any kind whatsoever.

(aa)	Contracts Restricting Business

KLH is not a party to any agreement or arrangement which restricts the freedom of KLH to carry on its business, including any contract or agreement which contains covenants by KLH not to compete in any line of business with any other Person.

(bb)	Absence of Guarantees

KLH has not given or agreed to give, or is a party to or bound by, any guarantee of indebtedness, indemnity, bond or suretyship or other obligations of another Person or

Persons or any other commitment by which KLH is, or is contingently, responsible for such indebtedness or other obligations except as specifically provided for or referred to in this Contract or in any schedule hereto.

(cc)	Corporate Records

The minute books of KLH contain, and will contain at the Closing, accurate and complete minutes of all meetings and resolutions of its directors and shareholders held since their incorporation. All resolutions of KLH were duly passed and all meetings of KLH were duly held, and their respective share certificate books and share certificate registers are, and will at the Closing be, complete and accurate and shall reflect all transactions contemplated by this Contract.

(dd)	Environmental Matters

With regard to environmental matters, (i) the business of KLH is being carried on in compliance with all applicable environmental laws; (ii) KLH has filed all reports and other information and obtained all permits, project approvals and other approvals to enable the business as now conducted to be carried on in compliance with all applicable environmental laws; (iii) During KLH’s occupation of the Site and the Building and, to the knowledge of the Chinese Parties, after due inquiry, at all other times, there has not been a release of a Hazardous Substance on any of such premises in violation of applicable environmental laws; (iv) KLH has stored, treated and disposed of all Hazardous Substances used or generated in or otherwise relating to its business in accordance with applicable environmental laws; and (v) KLH has not received any written or oral notice of any alleged violation of any applicable environmental laws or other damage to the environment emanating from or occurring on the Site or the Building and, to the knowledge of the Chinese Parties, after due inquiry, no fact or circumstances exists which would give rise to such a claim.

(ee)	Full Disclosure

None of the foregoing representations and warranties contains any untrue statement of a material fact or omits to state any material fact necessary to make any such statement not misleading. There is no fact that the Chinese Parties have not disclosed to RAE in writing so far as the Chinese Parties can foresee, that might have a Material Adverse Effect or that might materially adversely affect the ability of the Chinese Parties to perform their obligations under this Contract.

3.4	Covenants of Chinese Parties:

Each of the Chinese Parties hereby covenants to RAE the following:

(a)	From the date hereof till the Closing, the Chinese Parties shall preserve and maintain, or cause to preserve and maintain, KLH’s corporate existence and all of its material rights, privileges, franchises and licenses required to enable it to carry out its businesses as currently conducted;

(b)	From the date hereof till the Closing, the Chinese Parties shall cause KLH to comply with all applicable laws, rules, regulations and orders of all applicable governmental or regulatory authorities, including any applicable anti-corruption laws and anti-unfair competition laws;

(c)	From the date hereof till the Closing, the Chinese Parties shall cause KLH to pay and discharge all Taxes, assessments and governmental charges or levies imposed on them or on their income or profits or on any of their property prior to the date on which penalties attach thereto, except for any such Tax, assessment, charge or levy the payment of which is being contested in good faith and by proper proceedings and against which adequate reserves are being maintained;

(d)	From the date hereof till the Closing, the Chinese Parties shall cause KLH to maintain all of their properties used or useful in their business in good working order and condition, ordinary wear and tear excepted;

(e)	From the date hereof till the Closing, the Chinese Parties shall cause KLH not to enter into any transaction of merger, consolidation, amalgamation, recapitalization, or reorganization except those anticipated or required herein;

(f)	From the date hereof till the Closing, the Chinese Parties shall not cause KLH to liquidate, wind up or dissolve itself or otherwise dispose of all or a substantial part of its business or assets, excluding (i) any inventory or other assets sold or disposed of in the ordinary course of business according to ordinary business terms, and (ii) obsolete or worn-out property that is no longer needed or is being replaced or make any material change in its present method of conducting business, provided;

(g)	From the date hereof till the Closing, the Chinese Parties shall not cause KLH to make any major business decisions or take any major business actions without consulting with RAE, including decisions regarding any borrowings or encumbrance upon any assets of KLH;

(h)	The Chinese Parties shall cause KLH to cease production or sale of any products that may infringe any intellectual property right of any Person prior to the Closing; and

(i)	The Chinese Parties shall cause the Directors of the Company appointed by them to vote for the disposal of the Subsidiaries as soon as possible after the Establishment Date.

3.5	Non-Waiver

No investigations made by or on behalf of any Party at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation or warranty made by the other Parties herein or pursuant hereto.

4.	ESTABLISHMENT OF THE COMPANY

4.1	Establishment of the Company

KLH was established on April 25, 1996. As a result of several capital increases, its registered capital is Fifteen Million Forty One Thousand Seven Hundred Renminbi (RMB15,041,700) as of the date hereof. KLH as a going concern is appraised to be worth Forty Two Million One Hundred Thirty Seven Thousand One Hundred Renminbi (RMB42,137,100) as of the date hereof.

The Parties hereby agree (i) to increase KLH’s registered capital, the increased portion of which shall be subscribed by RAE in accordance with the Subscription Agreement attached hereof as Annex III; and (ii) thereby to convert KLH into the Company, which shall be a Chinese-foreign equity joint venture entitled to all preferential treatments available to similar foreign-invested enterprises in China, including, without limitation, all preferential tax policies.

4.2	Name and Address of the Company

The name of the Company shall be “RAE KLH Technologies (Beijing) Company Limited” in English and in Chinese. The legal address of the Company shall be 20 West Chegongzhuang Road, Haidian District, Beijing 100044, China.

4.3	Limited Liability

The Company shall be a limited liability company. The liability of each of the Parties for the obligations, liabilities, debts and losses of the Company shall be limited to that Party’s obligation to make its respective contribution to the registered capital of the Company. Unless it has agreed otherwise in a separate agreement with a third party, a Party shall not be liable for any obligations or liabilities of the Company. Creditors of the Company shall have recourse only to the assets of the Company and shall not have any claim against the Parties for the obligations of the Company, and in case any creditor of the Company brings any action or claim against any Party for any act or omission of the Company, the Company shall defend, at its cost, such Party and hold harmless such Party against such claims or actions or any loss or expenses incurred thereby. A Party shall not be required to provide any further funds to or on behalf of the Company beyond the amount contributed by the Party under this Contract unless otherwise expressly agreed to by such Party.

4.4	Profits and Losses

The Parties shall share the profits, losses and risks of the Company in proportion to and, in the event of losses, to the extent of their respective contributions to the registered capital of the Company.

4.5	No Agency Relationship

No Party is the agent of any other Party nor does any Party have any power to bind any other Party or to assume or to create any obligation of responsibility, express or implied, on behalf of any other Party in any other Party’s name. Neither this Contract nor any of the other agreements contemplated herein shall be construed as constituting a partnership relationship, or as creating any other form of legal association which would impose liability upon one Party for the act or failure to act of any other Party.

4.6	Existing Rights and Obligations of KLH

The Company shall succeed to the rights and be liable for the obligations of KLH existing at the time of the Company’s establishment.

4.7	Branches and Subsidiaries

The Company may establish branch offices and/or subsidiaries in the PRC upon the approval of the Board of Directors and, if necessary, the Examination and Approval Authority and the relevant local government authorities where such branch offices and/or subsidiaries shall be located.

5.	SCOPE OF BUSINESS AND SCALE OF PRODUCTION OF THE COMPANY

5.1	Scope of Business

The Company shall have the following business scope: research, development and manufacturing of testing and alarming instruments, machinery and electrical equipment for industrial safety and environmental protection; technological development, technological transfers, technological services, technological consulting and technological training; marketing and sale of self-made products; contracted work for engineering and constructing computer networks fire-protection projects and environmental protection projects (provided that the Company shall not engage in any business activities prohibited for foreign investment enterprises under relevant laws, regulations or industrial policies, and shall not engagement in any business activities without government approvals if such approvals are mandated for foreign investment enterprises under relevant laws, regulations or industrial policies, other than the foregoing prohibitions or restrictions, the Company shall have the autonomy in choosing its projects and business activities.

5.2	Estimated Scale of Production

The estimated scale of production is as set forth in the Feasibility Study.

All projections, figures, costs, capital and funding requirements contained in the Feasibility Study are estimates only and may be adjusted by the Board of Directors during the actual production and operation of the Company based upon the requirements of the market, the ability of the Company to utilize the relevant technology and other factors.

6.	TOTAL AMOUNT OF INVESTMENT AND REGISTERED CAPITAL

6.1	Total Amount of Investment

The total amount of investment of the Company shall be Ninety Million Renminbi (RMB90,000,000).

6.2	Registered Capital

The registered capital of the Company shall be Forty One Million Seven Hundred Eighty Two Thousand Five Hundred Renminbi (RMB41,782,500), and shall be contributed by the Parties in the following proportions:

(a)	the Chinese Parties’ aggregate contribution to the registered capital of the Company shall be thirty six percent (36%) of the total registered capital of the Company, equivalent of Fifteen Million Forty One Thousand Seven Hundred Renminbi (RMB15,041,700), specifically, 4.308% (RMB1,800,000) by Keli, 9.778% (RMB4,085,700) by Zhu Gang, 7.54% (RMB3,150,250) by Li Changwu, 7.947% (RMB3,320,300) by Qiu Wenfeng and 6.427% (RMB2,685,450) by Lu Guiyun.

(b)	RAE’s aggregate contribution to the registered capital of the Company shall be sixty four percent (64%) of the total registered capital of the Company, equivalent of Twenty Six Million Seven Hundred Forty Thousand Eight Hundred Renminbi (RMB26,740,800), to be paid in cash in the United States Dollars in accordance with Article 6.4 hereof and the Subscription Agreement.

6.3	Additional Financing

The Company may obtain additional funds through loans from domestic or foreign lenders on terms and conditions approved by the Board of Directors. The Company may also obtain loans or guarantees from the Parties or their Affiliates on terms and conditions to be determined by the relevant Parties; provided, however, that no Party shall be obligated to lend funds to the Company or to guarantee a loan to the Company from a third party. In the event a Party does agree to lend funds to the Company or to guarantee a loan to the Company from a third party, such Party shall be entitled to interest on the loan at such rate or guarantee fees in such amount that such Party would have been entitled to as if such Party were not a party to this Contract and as if the transaction were a negotiated arm’s length financing from a third party.

6.4	Closing

(a)	Each of the Chinese Parties has paid its capital contribution in full.

(b)	RAE shall subscribe its share of the registered capital of the Company in accordance with the Subscription Agreement (“Closing”) subject to the satisfaction or RAE’s waiver of each of the following conditions (“Closing Conditions”): (i) this Contract and the Articles of Association of the Company have been approved by the Examination and Approval Authority without materially altering the provisions herein or therein; (ii) a valid Foreign Investment Approval Certificate has been issued by the Examination and Approval Authority for the Company; (iii) a valid Business License has been issued by the relevant SAIC office for the Company; (iv) the 2003 Financial Statements of KLH shall have been audited to the satisfaction of the Parties; (v) certain key employees of KLH (“Key Persons”) shall have agreed to be employed by the Company by entering into the employment agreements substantially in the form attached hereto as Annex IV; (vi) each of the agreements contemplated hereunder has been approved by the Examination and Approval Authority or other relevant Chinese authority (if so required) without materially altering the provisions therein; (vii) all of the Chinese Parties’ representations and warranties shall remain true and correct as of the time of the Closing in all material aspects; (viii) the Chinese Parties shall have performed all of their covenants herein; and (ix) there shall have been no Material Adverse Changes since the date hereof.

(c)	Within three (3) months after the satisfaction or RAE’s waiver of each of the Closing Conditions in the Joint Venture Contract, RAE shall pay for its subscription in cash in one lump sum in the amount of Nine Million United States Dollars (US$9 million) by wire transfer into an account of the Company. A portion of the subscription price equal to Twenty Six Million Seven Hundred Forty Thousand Renminbi (RMB26,740,800) shall be recorded under the registered capital of the Company and the balance shall be recorded under the paid-in surplus. Within one (1) month after the Closing, the

Company’s registered capital shall be further increased by converting all of the paid-in surplus into the registered capital of the Company. The Parties hereby agree to take all necessary actions and complete all necessary governmental approvals and registrations required therefor. The equity ownership percentage for each of RAE and the Chinese Parties shall remain unchanged after the Company’s registered capital is increased pursuant to the preceding sentence.

6.5	No Shopping, Failure to Close

Within one (1) year after the date hereof, no Party shall approach any third party in connection with any joint venture or transaction same as or similar to the subject matter herein. If the Closing fails to take place within one (1) year after the date hereof due to any reason other than a breach hereof by any Party, this Contract and all the agreements contemplated herein shall be null and void and no Party shall be liable to any other Party hereunder, and any Party shall be free to approach any third party in connection with any joint venture or transaction same as or similar to the subject matter herein. This clause however, shall not be interpreted to release any Party from its liabilities and indemnification obligations towards the other Parties for its breach hereof.

6.6	Investment Certificates

Within thirty (30) days after RAE has made its capital contributions, the Company shall engage issue a report to in compliance with Chinese law to verify that RAE has made its contribution, and the Company shall issue to each Party an investment certificate signed by the Chairman evidencing that the contribution has been made.

6.7	Increase or Reduction of Registered Capital

Any increase or reduction in the registered capital of the Company shall be approved by the Board of Directors and submitted to the Examination and Approval Authority for approval. Upon receipt of such approval, the Company shall register the increase or reduction in the registered capital with the appropriate SAIC office. Each Party shall contribute towards any increase in the registered capital in proportion to its share of the registered capital.

7.	TRANSFER OF INTEREST

7.1	Non-Encumbrance

No Party may encumber its share of the registered capital, and other interests in the Company (collectively, “Interest”) without the prior written consent of the other Parties, unless expressly permitted herein or in any of the Annexes hereto.

7.2	Transfer of Interest

(a)	Subject to the provisions of Article 7.2(b) and (c) below, a Party may assign, sell or otherwise dispose of all or part of its Interest in the Company to a third party ( “Transfer”).

(b)	When a Party (“Transferring Party”) wishes to transfer all or part of its Interest to a third party, it shall provide written notice (“Transfer Notice”) to the other Parties (“Non-Transferring Parties”) specifying its wish to make the Transfer; the Interest it wishes to transfer, the terms and conditions of the Transfer, and the identity of the proposed transferee, if ascertained.

(c)	The Non-Transferring Parties shall have a right of first refusal to purchase the whole of such offered Interest on terms and conditions no less favourable than those specified in the Transfer Notice. Those Non-Transferring Parties which elect to exercise the right of first refusal (“Purchasing Parties”) shall notify the Transferring Party in writing within thirty (30) days of receiving the Transfer Notice of the intention to purchase the whole of the Interest to be transferred and all Parties shall cause the Directors appointed by them to approve the Transfer at a duly convened Board meeting. The Purchasing Parties shall then, within thirty (30) days following the written acceptance, subject only to delays caused by obtaining necessary government approvals, purchase such Interest, pro rata to their respective shares of the registered capital (disregarding the share of the

Transferring Party and the shares of the Non-Transferring Parties that are not the Purchasing Parties) on the terms and conditions specified in the Transfer Notice. Not withstanding any provisions in this Article 7.2(c) above, if a Transferring Party is a natural person Party, RAE and Keli shall allow the other natural person Parties a chance to exercise their right of first refusal, and if the other natural person Parties elect to exercise their right of first refusal, they do not have to purchase the Interest pro rata. If the other natural person Parties fail to notify such natural person Transferring Party in writing within thirty (30) days of receiving the Transfer Notice of the intention to purchase the whole of the Interest to be transferred, then any Party may choose to exercise its right of first refusal.

(d)	If the Non-Transferring Parties fail to respond in writing to the Transfer Notice within such thirty (30)-day period, the Non-Transferring Parties shall be deemed to have consented to the Transfer. If the Non-Transferring Parties consent, or are deemed to have consented to the Transfer, the Transferring Party shall be free during the period of ninety (90) days following the expiration of the thirty (30)-day notice period to transfer such Interest to a third party at a price which equals or exceeds the price specified in the Transfer Notice and on terms and conditions no more favourable to the third party than those of the Transfer Notice without again complying with the procedures set forth in Articles 7.2 (b) and (c); provided, however, that the Transfer shall not be deemed effective and shall be subject to rescission unless and until (i) a copy of the transfer agreement to be executed between the Transferring Party and the transferee has been submitted to the Non-Transferring Parties and, if only a portion of the Transferring Party’s Interest is being transferred, the transferee has agreed therein to assume, jointly and severally with the Transferring Party, the rights and obligations of the Transferring Party under this Contract, or, if all of the Transferring Party’s Interest is being transferred, the transferee has agreed therein to assume all of the rights and obligations of the Transferring Party under this Contract, (ii) the Board of Directors has unanimously approved the Transfer at a duly convened Board meeting, and (iii) all necessary amendments to this Contract, the Annexes, Schedules and other agreements and documents contemplated herein and therein have been submitted for approval to and have received the approval of, the Examination and Approval Authority, and (iv) all other government approvals necessary to give effect to the Transfer have been obtained.

(e)	The Transferring Party shall provide the Non-Transferring Parties with a duplicate of the executed transfer agreement with the transferee within fourteen (14) days after such agreement is executed.

7.3	Transfer by RAE and Keli

Notwithstanding the provisions of Article 7.2, (i) Keli may freely transfer all of its Interest to an Affiliate of Keli, and RAE hereby irrevocably consents to such transfer and agrees to cause its Directors to vote in favour of such assignment; and (ii) RAE may freely transfer part or all of its Interest to an Affiliate of RAE, provided that such transfer shall not cause the Company to lose its status as a foreign investment enterprise and such Affiliate shall not be a Chinese legal person or natural person, and the Chinese Parties hereby irrevocably consents to such transfer and agrees to cause their Directors to vote in favour of such assignment. When transferring its Interest in the Company to an Affiliate, RAE or Keli shall notify the Board and the other Parties in writing of the proposed assignment and specify the name and the legal address of the Affiliate and/or such other information as the other Parties may reasonably request.

7.4	Transfers Required under Indemnification Clauses Herein

Provisions of Article 7.2 shall not be applicable to transfers required under the indemnification clauses herein. All Parties hereby agree to cause the Directors appointed by them to approve the transfers required under the indemnification clauses herein at a duly convened Board meeting and all Parties hereby consent to such transfers.

7.5	Continued Implementation of Contract

Prior to the Transfer of a Party’s Interest, all Parties shall continue to perform their obligations under this Contract.

7.6	Effect of Transfer

The Transfer of a Party’s Interest shall not release such Party from its liability to pay any sums of money accrued, due and payable to any of the other Parties, or to discharge its then-accrued and unfulfilled obligations including any liability to the Company or any of the other Parties in respect of any breach of this Contract pursuant to Article 25 hereof.

7.7	Notwithstanding any provisions herein, if and when RAE’s holding exceeds ninety percent (90%) of the Company’s registered capital, RAS shall have an obligation to buy out all other Parties and the buy-out price shall be the net book value of the bought-out interest.

8.	RESPONSIBILITIES OF THE PARTIES

8.1	Responsibilities of the Chinese Parties:

Among its responsibilities under this Contract, each of the Chinese Parties shall:

(a)	make its contributions to the registered capital of the Company in accordance with the relevant provisions of this Contract;

(b)	enter into any other agreements contemplated herein to which it is a party;

(c)	Assist the Company in obtaining the Business License and complete all filings and registrations required by law;

(d)	Guarantee that the Company will obtain the Land Use Right Certificate for the Site for the entire duration of the Company’s Term;

(e)	Guarantee that the Company will obtain the Real Estate Ownership Certificate for the Building for the entire duration of the Company’s Term;

(f)	Assist the Company in obtaining all applicable tax preferences, holidays and concessions and other preferential treatments;

(g)	Assist the Company, if requested, in handling all licenses, approvals, permits and registrations necessary for the operations of the Company; and

(h)	handle other matters entrusted to it by the Company and as agreed from time to time by the Parties.

8.2	Responsibilities of RAE:

Among its responsibilities under this Contract, RAE shall:

(a)	make its contributions to the registered capital of the Company in accordance with the relevant provisions of this Contract;

(b)	enter into any other agreements contemplated herein to which it is a party;

(c)	handle export license and other procedures for the Company necessary for the export of technology from the USA; and

(d)	handle other matters entrusted to it by the Company and agreed from time to time by the Parties.

9.	SITE, BUILDING AND ENVIRONMENT

9.1	Site

(a)	In addition to other or similar responsibilities provide elsewhere herein, the Chinese Parties shall guarantee that the Company will have exclusive right to use the Site (inclusive of all necessary and sufficient easements over adjacent property to connections for utilities and the nearest public roads to enable the Company and its personnel and invitees to fully and freely access the Site) and the Building for the period commencing on the date of the Closing and ending at the end of the Company’s Term. The Site and the Building shall be free and clear of any mortgage, security interest or other encumbrances or restrictions whatsoever.

(b)	The Chinese Parties shall undertake all actions associated therewith to assure that the Company will obtain the Land Use Right Certificate for the Site and the Real Estate Ownership Certificate for the Building as soon as possible.

9.2	Environmental Matters

(a)	In addition to other or similar representations and warranties made elsewhere herein, the Chinese Parties represent and warrant that as of the date of this Contract and as of the Closing: (i) the Site and the Building are in full compliance with all relevant laws, regulations and rules related to, and with all requirements of relevant government authorities for, land administration, environmental protection, water and soil conservation, construction standards, fire prevention and worker safety; (ii) there is no pre-existing environmental contamination at, around or under the Site or the Building; (iii) there are no impediments or difficulties to the Company being able to obtain and maintain for the Site and the Building all necessary waste disposal, waste water treatment services and the like in full compliance with all relevant laws, regulations and rules related to land administration, environmental protection, water and soil conservation, construction standards, fire prevention and worker safety, and (iv) the Site and the Building are free from any environmental liabilities to and claims from both government and non-government parties. Any expenses arising out of or related to non-compliance of such requirements shall be borne by the Chinese Parties.

(b)	After the Establishment Date, the Parties agree that any Party or the Company may engage a consultant to conduct an inspection of the Site, Building, and/or the operations of the Company at any time at its own cost. Should such inspection reveal any pre-Closing environmental, health and safety, or other compliance problems, the Chinese Parties shall be responsible for such problems and shall be responsible for correcting such problems in a manner satisfactory to the Company and RAE.

(c)	Subject to Article 9.2(d) of this Contract, the Parties shall cause the Company to operate in compliance with environmental protection, health and safety, and other compliance measures of the PRC.

(d)	each of the Chinese Parties hereby agrees to defend and indemnify the Company and RAE, its Affiliates, directors, officers, employees, and agents from and forever hold harmless the Company and RAE, its Affiliates, directors, officers, employees, and agents against all claims, actions, proceedings, damages, losses, liabilities, costs and expenses (including reasonable attorney’s fees and environmental cleanup and remediation costs) arising out of, based upon, or relating to or in connection with any environmental problem, environmental contamination, release of hazardous substances or wastes, or similar problem found to exist in, at, or around the Site or the Building and which existed prior to the Closing.

(e)	The Chinese Parties’ indemnity obligations under this Article 9.2 shall survive the dissolution and liquidation of the Company and the termination of this Contract.

10.	PRE-CLOSING PROFITS

10.1	Entitlement to Pre-Closing Profits

The Chinese Parties alone shall be entitled to KLH’s profits accumulated and undeclared prior to the Closing. The amount of such dividends shall be determined based on the audited 2003 Financial Statements. Such auditing shall be reviewed and certified by BDO Seidman, L.L.C. For the purpose hereof, pre-Closing profits shall mean profits accumulated, undeclared and covered by audited 2003 Financial Statements, adjusted by adding those profits accumulated and undeclared in 2004 up to the end of last full month before the Closing, and taking into consideration certain receivables and inventory adjustments. After the pre-Closing profits are determined, they shall be recorded in the Company’s books as “the Company’s Liabilities to the Chinese Parties”.

10.2	Distribution of “Company’s Liabilities to the Chinese Parties”

The portion of the “Company’s Liabilities to the Chinese Parties” belonging to the Key-Person shareholders of KLH shall be distributed in five (5) years after the Closing, specifically, twenty percent (20%) within two (2) months after the Closing and twenty percent (20%) at the end of each of the second, third, fourth and fifth anniversary after the Closing. The portion of the “Company’s Liabilities to the Chinese Parties” belonging to non-Key-Person shareholders of KLH shall be distributed in three (3) years after the Closing, specifically, forty percent (40%) within two (2) months after the Closing and thirty percent (30%) at the end of each of the second and third anniversary after the Closing. “Anniversary” shall be the 365-day period from the date of the Closing. Notwithstanding any provisions in this Article 10.2, if the Company goes public sooner, any “Company’s Liabilities to the Chinese Parties” not yet distributed shall be distributed on or before the Company’s initial public offering.

10.3	Declaration of “Company’s Liabilities to the Chinese Parties”

The Board of Directors shall declare the “Company’s Liabilities to the Chinese Parties” according to Article 10.2 above. The Parties hereby agree that they shall cause the Directors appointed by them to approve the declaration and distribution of the “Company’s Liabilities to the Chinese Parties” according to Article 10.2 above. The Parties further agree that they shall not cause the Directors appointed by them to make any Board decision that may jeopardize the “Company’s Liabilities to the Chinese Parties”.

11.	LICENSING OF TECHNOLOGY AND TRADEMARKS

11.1	Technology License

RAE may grant or cause its relevant Affiliate to grant to the Company a royalty-bearing or royalty-free license to use and exploit certain technologies, patents and know-how on terms and conditions to be agreed upon between RAE and the Company.

11.2	Trademark License

RAE may grant or cause its relevant Affiliate to grant to the Company a royalty-bearing or royalty-free license to use certain trademarks on the terms and conditions to be agreed upon between RAE and the Company.

12.	PURCHASE OF EQUIPMENT AND MATERIALS

The Company will purchase machinery, equipment and raw materials from suppliers on a best value basis.

13.	EXPORT OF PRODUCTS

RAE shall provide or cause its relevant Affiliate to provide to the Company certain export services with respect to the sales of the products outside the PRC pursuant to the terms and conditions set forth in an export agency agreement to be agreed upon between RAE and the Company.

14.	BOARD OF DIRECTORS

14.1	Establishment

The Board of Directors of the Company shall be established by the Parties and shall hold its first meeting within thirty (30) days of the Establishment Date.

14.2	Composition and Term

The Board of Directors shall be composed of five (5) Directors, of whom two (2) shall be appointed by the Chinese Parties and three (3) by RAE. The Chairman shall be appointed by RAE and the Vice Chairman by the Chinese Parties. Each individual serving in the capacity of a Director, Chairman or Vice Chairman shall hold office for a term of four (4) years, and each shall be eligible for consecutive terms of office upon reappointment by the original appointing Party. Any vacancy created in the Board of Directors shall be filled by the Party which originally appointed the absent Director causing the vacancy. Any Party may at any time remove for any reason any individual appointed by such Party as a Director and appoint in lieu thereof another individual to serve the remainder of the term. A Director may concurrently serve as an officer of the Company.

14.3	Authority of Chairman and Vice Chairman

The Chairman of the Board shall be the legal representative of the Company. Whenever the Chairman is unable to discharge his duties, he shall authorize the Vice Chairman or another Director to serve in his stead. The Chairman’s powers shall include the following:

(a)	calling and presiding over Board meetings;

(b)	supervising the implementation of Board decisions;

(c)	executing the investment certificates of the Company;

(d)	executing key Board documents or other documents that should be signed by the legal representative of the Company;

(e)	keeping custody of the common seal, Business License and other important documents of the Company and using them in compliance with applicable laws or the Articles of Association of the Company; and

(f)	exercise other powers as may be given by the Board.

The Vice Chairman shall also have the power to call Board meetings.

14.4	Authority of Board

The Board of Directors shall be the highest authority of the Company and shall make decisions on all major and important matters of the Company, including the following:

(a)	operational plans and investment plans;

(b)	annual financial plans, final budgets and final reports;

(c)	dividend plans and make-up-loss plans;

(d)	increase or decrease of registered capital, and IPO plans;

(e)	major acquisitions, mergers, spin-offs and dissolution;

(f)	borrowings and encumbrance of the Company’s assets not in the ordinary course of business;

(g)	management organization, structure and systems;

(h)	appointment of the General Manager, Deputy General Manager(s), Chief Accountant and other senior officers; and

(i)	regular and incentive compensation for and discipline of senior officers.

14.5	Personal Liability of Directors

A Director, including the Chairman and Vice Chairman, shall not have personal liability for actions he undertakes on behalf of the Company within the scope of authority of this Contract, the Articles of Association or the Board resolutions unless his or her action:

(a)	is outside the scope of the approval or authorization given to him by this Contract or the Board of Directors’ resolution; or

(b)	is in breach of applicable laws and regulations.

Any Director, including the Chairman and Vice Chairman, acting in violation of this Contract or Board of Director’s resolutions shall indemnify and hold harmless the Company against all losses caused to or liabilities and expenses incurred by the Company. The Company shall, to the extent permitted by law, indemnify any Director for damages or losses incurred in good faith by such Director in the performance of his or her duties.

14.6	Unanimous Approval

Resolutions of the Board of Directors involving the following matters shall be adopted only upon the unanimous affirmative vote of all Directors (whether present in person or by proxy) at a duly convened meeting:

(a)	Amendment of the Articles of Association;

(b)	Increase, reduction or assignment of the registered capital and the adjustment of any Party’s share of the registered capital of the Company;

(c)	Merger or consolidation of the Company with any other economic organization or reorganization of the Company;

(d)	Extension, termination, liquidation or dissolution of the Company;

(e)	Approval of any material change in the scope of business, business focus, product line of the management;

(f)	Transfer, sale, lease or other manner of disposition of the business or assets of the Company, in whole or in part, the acquisition of the business or assets, in whole or in part, of any other company or entity or the making of investments not in the ordinary course of business or not at arm’s length, transactions with any Affiliate of any of the Parties; and

(g)	Determination of the remuneration, or appointment and dismissal of the General Manager, Deputy General Manager(s) and Chief Accountant;

14.7	Board Meetings

The regular meeting of the Board of Directors shall be held quarterly. Meetings of the Board of Directors shall normally be held at the registered address of the Company, but may be held at any other place as may be jointly selected by the Chairman and Vice Chairman, and if the Chairman and Vice Chairman cannot agree on a specific other place, the meeting should be held at the registered address of the Company.

14.8	Notice of Meetings

The Chairman, or in his absence or failure to act, the Vice Chairman, shall send written notice at least fourteen (14) days prior to any Board meeting stating the specific agenda, time and place of the meeting. Such notice may be waived by the unanimous consent of all Directors attending the meeting in person or by proxy. A Board meeting shall be convened not less than fourteen (14) days or more than twenty-eight (28) days from the date of the notice.

14.9	Attendance

A Director may attend a Board meeting in person, by conference telephone or designate another person by proxy and vote in his place. Such designation shall be in writing, shall be signed by the Director, and shall identify the meeting or meetings at which the person may act as a proxy and any instructions that may be applicable to the proxy. A Director may appoint another Director as his proxy. A person acting as a proxy may do so for more than one Director.

14.10	Quorum for Meetings

The quorum for a Board meeting shall consist of two-thirds (2/3) of all Directors, including a Director appointed by the Chinese Parties. However, if proper notice to convene a Board meeting has been given and if any Director appointed by any Party fails to attend the meeting in person or by proxy or by conference telephone, and therefore a quorum is not present in accordance with the preceding sentence, such Board meeting shall be adjourned and reconvened at the same location and time fifteen (15) days later. If, at the reconvened Board meeting, the Director still fails to attend the Board meeting in person or by proxy or by conference telephone, then the person presiding over the reconvened Board meeting shall be deemed to be appointed by the absent Director as his representative to attend the Board meeting and vote in respect of resolutions (the proposal of which shall have already been set out in the enclosures of the notice of the Board meeting), in which case, the quorum does not have to include a Director appointed by the Chinese Parties. Resolutions passed in such manner shall also have full legal effect.

14.11	Voting

The Directors may vote on any matters either by attending meetings in person, by telephonic conference or by proxy. Each Director shall have one vote. Matters not requiring a unanimous vote or super majority vote by the Board of Directors shall be decided by a simple majority vote of the Directors at a meeting at which a quorum is present.

14.12	Written Consent

The Board of Directors may conduct any business and make decisions and take actions that could have been otherwise duly taken pursuant to a Board meeting by means of a unanimous written consent in lieu of a meeting.

14.13	Compensation and Expenses

The Company shall not pay any remuneration to any Director for attendance at a Board meeting. The Company, however, shall reimburse a Director for reasonable expenses incurred in respect of travelling, accommodations and other living expenses to attend Board meetings.

14.14	Minutes

Minutes shall be kept for each Board meeting and signed by all Directors present at the Board meeting in person or by proxy. Minutes of the Board meeting shall be maintained in both Chinese and English. Copies of the minutes in both Chinese and English languages shall be sent to the Chinese Parties and RAE at the addresses set forth in Article 30.4.

14.15	Further Policies and Procedures

The Company shall abide by any other policies and procedures adopted by the Board. The Parties shall take all appropriate actions to cause the Board of Directors to adopt standards of conduct and business practices in conformity with all applicable laws, including, without limitation, laws applicable to each of the Parties for investing in the Company, such as anti-corruption laws and anti-unfair competition laws.

15.	MANAGEMENT ORGANIZATION

15.1	Establishment

(a)	The Board of Directors of the Company shall establish a management organization to be in charge of the day-to-day operations of the Company. The management organization shall be headed by one (1) General Manager, Deputy General Manager(s) and one (1) Chief Accountant. The General Manager, Deputy General Manager(s) and the Chief Accountant shall be appointed by the Board of Directors.

(b)	The General Manager shall be responsible to the Board of Directors and shall have the following responsibilities:(i) in charge of the day-to-day operations and management of the Company and reportable to the Board; (ii) in charge of implementing the Board’s decisions; (iii) making proposals regarding the Company’s organizational structure; (iv) making proposals regarding the Company’s basic management systems; (v) making specific rules and policies of the Company; (vi) making proposals regarding candidates for the Deputy General Manager(s) and the Chief Accountant; (vii) hiring and firing officers other than those appointed by the Board; (viii) making proposals regarding the Company’s compensation, benefit and discipline systems or plans; (ix) hiring and firing workers; (x) performing other responsibilities as may be given by the Board. In the absence of the General Manager, part or all of the foregoing authority and power may be delegated by the General Manager to the Deputy General Manager(s) or to any other officers selected by the General Manager.

(c)	All officers of the Company are forbidden from concurrently serving or working in any other company or organization whatsoever unless approved by the Board. Notwithstanding the foregoing, an officer may concurrently serve as a director, officer or employee of Keli or RAE, or an Affiliate of Keli or RAE.

15.2	Employment

Each officer shall execute an employment agreement with the Company. Each of those Key-Person officers shall execute an Executive Employment Agreement (a form of which attached hereto as Annex IV) with the Company. No officer shall have any personal liability for any acts performed in good faith, in the normal course of their employment and within the scope of activities permitted to be engaged in by such manager as set forth in this Contract, the Articles of Association or the relevant employment agreement.

15.3	Confidentiality and Non-Competition

Each manager shall, as a condition to employment by the Company, execute an employment agreement in form and substance acceptable to the Board which shall contain provisions prohibiting the disclosure of confidential information obtained during the course of employment with the Company and restricting the ability of such manager to compete with the business of the Company.

16.	LABOUR MANAGEMENT

16.1	Enterprise Autonomy

The Company shall have all possible autonomy under the laws and regulations of the PRC concerning the recruitment, employment, compensation, designation of welfare benefits, procurement of labour insurance, promotion, discipline and dismissal of workers. The labour policies of the Company shall be determined in accordance with applicable Chinese laws and regulations on labour management in foreign investment enterprises.

16.2	Employment

The qualification and number of workers of the Company shall be determined in accordance with the operating needs of the Company as determined by the Board. Each worker shall, as a condition to employment by the Company, execute a labour agreement with the Company, which shall contain provisions prohibiting the disclosure of confidential information obtained during the course of employment with the Company and restricting the ability of such worker to compete with the Company. Workers shall observe the various rules and regulations of the Company in fulfilling their respective tasks. The General Manager may, in his sole discretion and according to the degree of seriousness of the case, give warnings, record demerits, deduct wages, dismiss, or otherwise remove any worker who has violated the terms of his or her labour agreement or the rules, regulations or labour discipline of the Company.

17.	ANNUAL OPERATING PLANS AND BUDGETS

17.1	Preparation

The General Manager shall be responsible for the preparation of the annual operating plans and budgets of the Company. The operating plan and budget for the next fiscal year shall be submitted to the Board of Directors for examination and approval prior to November 1 of each year and shall include detailed plans and projections regarding:

(a)	procurement of materials, machinery, equipment and other capital expenditures of the Company;

(b)	plans and policies with respect to the production;

(c)	estimated revenues, expenditures and profits of the Company;

(d)	staffing levels and plans for training personnel of the Company; and

(e)	marketing, sales and distribution plans and policies for domestic and export sales of the products.

17.2	Examination and Implementation

The Board of Directors shall complete its examination and approval of each annual operating plan and budget for the next fiscal year prior to the end of December 31 of each year. The General Manager shall be responsible for the implementation of the annual operating plan and budget as approved by the Board.

18.	TAXATION, THREE FUNDS AND PROFIT DISTRIBUTION

18.1	Tax Treatment

The Company shall pay taxes in accordance with relevant Chinese laws and regulations and shall enjoy all preferential tax and customs treatment available to it under the PRC law.

18.2	Three Funds

After fully making up accumulated losses of previous years, if any, and payment of taxes in accordance with the relevant laws and regulations of the PRC, the Company shall allocate a percentage of its annual after-tax profit for contribution towards the Three Funds. The amount to be allocated to the Three Funds shall be decided by the Board of Directors on a yearly basis in accordance with the financial performance of the Company, in light of the relevant laws and regulations of the PRC.

18.3	Profit Distribution

(a)	After paying Taxes in accordance with the law and making contributions to the Three Funds, the remaining earnings of the Company shall be available for dividend distribution to the Parties. The General Manager shall recommend a dividend distribution plan to the Board of Directors within the first three (3)

months following the end of each fiscal year of the Company for the Board’s consideration and approval or modification. In his or her recommendation, the General Manager shall consider that the Company has sufficient funds on hand to pay the dividends and meet its approved capital expenditure budget and working capital requirement for the current budget year. The Company shall not distribute dividends unless the losses of previous fiscal year(s) have been fully made up. Remaining undistributed dividend from previous years may be distributed together with that of the current year and the Board of Directors may authorise the payment of dividends from undistributed dividends from previous years at any time.

(b)	Dividends shall be distributed to the Parties in proportion to each Party’s holding of the registered capital of the Company at the time of the distribution. Payment of dividend distributions to RAE shall be in United States Dollars in compliance with Chinese law. The rate of exchange for all Renminbi amounts that are required to be converted to United States Dollars for payment of such dividends shall be the rate announced by the People’s Bank of China for the conversion from Renminbi to United States Dollars on the date that dividends are declared.

19.	FINANCIAL AFFAIRS AND ACCOUNTING

19.1	Accounting System

(a)	The Company shall maintain its accounts in accordance with officially promulgated PRC laws and regulations and the provisions of this Contract and the Articles of Association and in a manner sufficient to satisfy the GAAP of Hong Kong and the United States. The Chief Accountant, under the supervision of the General Manager shall establish the accounting system and procedures for the Company.

(b)	The fiscal year of the Company shall start on January 1 of the year and end on December 31 of the same year. The last fiscal year of the Company shall start on January 1 of the year of termination and end on the date of termination.

19.2	Books and Records

The Company shall keep true and correct records and accounts in accordance with applicable PRC accounting laws and regulations.

19.3	Inspection of Books and Records

Each Party shall have the right to examine and copy all books of account, records, vouchers, agreements and documents of any kind that are necessary or appropriate for monitoring the financial performance of the Company. Each Party may make such examination and copies during the Company’s normal business hours, provided that such examination and copying do not unreasonably interfere with the business operations of the Company. Each Party may exercise such rights through its agent or employee or by an independent accounting firm designated by the Party.

19.4	Accounting Unit

The currency of accounts of the Company shall be Renminbi. Any increase or decrease in the balance of accounts relating to foreign currency transactions shall be translated into the currency of account in accordance with the official foreign exchange rate announced by the People’s Bank of China on the transaction date or on the first day of the month when the transaction takes place.

19.5	Reports

The Company shall prepare and provide to the Parties:

(a)	Within five (5) days after the last day of each fiscal year, the unaudited balance sheet of the Company as of the end of such fiscal year and the related profit and loss statement and statement of cash flows for the fiscal year then ended.

(b)	Within five (5) days after the last day of each financial quarter, the unaudited balance sheet of the Company as of the end of such quarter and the related profit and loss statement (for such quarter and for the year-to-date).

(c)	Within five (5) days after the last day of each month, (i) a profit and loss statement for such month; and (ii) a forecast/outlook for the remainder of the current fiscal quarter, which shall include without limitation the number of personnel, revenue, cash balance and expenses.

(d)	In case the reports cannot be provided within the time limits above, the Company shall provide best-effort estimates for the relevant periods with the time limits above.

19.6	Audit

An independent and reputable international accounting firm licensed in China shall be engaged by the Company as its auditor to examine and verify the annual financial statements of the Company and shall submit the audit report to the Board. Either Party shall also have the right not more than once in each fiscal year, to appoint an accountant registered in China or abroad to audit the accounts of the Company. If the results of any such audit are significantly different from that conducted by the Company’s auditor and are accepted by the Board, the expense of the audit shall be borne by the Company. The Company will permit such accountant to have access to the Company’s books and records and will provide such accountant with office space and all other reasonable facilities to enable the accountant to carry out the audit.

19.7	Additional Reports and Provision of Returns

(a)	In order to assist RAE in interpreting and reporting the Company’s financial performance to meet its reporting requirements in Hong Kong and the United States, the Company shall provide, with the assistance of its outside auditor as necessary or convenient, without charge, to RAE such reports, financial data and information in English in accordance with GAAP as applied in Hong Kong and the United States, and in the format, style and structure as RAE may reasonably request.

(b)	The Company shall provide, without charge, to any Party that may so request a copy of each tax return and report that it is required to file with any governmental entity in sufficient time prior to such filing to permit its review by such Party prior to filing.

20.	BANK ACCOUNTS AND FOREIGN EXCHANGE

20.1	Bank Accounts

The Company shall open Renminbi accounts and foreign exchange accounts with authorized banks in China. The Company may also open foreign exchange accounts with foreign banks outside China as designated by the Board of Directors subject to approval by the relevant government authorities.

20.2	Foreign Exchange Requirements of the Company

All of the Company’s foreign exchange receipts shall be deposited in its foreign exchange accounts and all the payments in foreign exchange shall be made from its foreign exchange accounts. In addition to payment of dividend distributions to RAE, (i) other payments to be made by the Company to RAE, its Affiliates and/or to any expatriate employees of the Company shall be made in United States Dollars or such other foreign exchange as RAE may designate; and (ii) payments to be made by the Company for foreign suppliers shall made in United States Dollars or such other foreign exchange as necessary or appropriate, all in compliance with Chinese law.

21.	CONFIDENTIALITY AND NON-COMPETITION

21.1	Confidentiality

(a)	Each of the Parties acknowledges and agrees that the discharge of its obligations under this Contract and the agreements and documents referred to herein to which it is a party will involve the disclosure of Confidential Information.

(b)	The Parties shall use the Confidential Information only for the purposes specified in this Contract and the other agreements and documents contemplated herein and therein to which it is a party, and shall not disclose any Confidential Information to third parties without the prior written consent of the Party providing such Confidential Information; provided, however, that a Party may be permitted to disclose Confidential Information received by it to its Affiliates when such disclosure is necessary for such Party to carry out its obligations under this Contract, the Articles of Association or the other agreements referred to herein upon the execution of a non-disclosure agreement between such Affiliates and the Party providing the Confidential Information.

(c)	The Company, the Parties and their respective Affiliates that receive Confidential Information shall make such Confidential Information available only to those of their directors, officers, and professional advisors whose duties necessitate familiarity with such Confidential Information and shall cause such directors, officers, and professional advisors also to comply with the confidentiality obligations set forth in Article 21.1(b).

(d)	The confidentiality obligations set forth in this Article 21.1 shall be maintained during the Company’s Term and for an additional period of five (5) years after the termination of this Contract.

21.2	Non-Competition

None of the Parties shall:

(a)	directly or indirectly own, manage, operate, control or participate in the ownership, management, operation or control of, or be connected in any manner with, any business in China (excluding Taiwan, Hong Kong and Macau) of the type and character engaged in and competitive with that conducted by the Company;

(b)	solicit competing business for itself or any entity other than the Company; or

(c)	persuade or attempt to persuade any employee of the Company to leave the employment of the Company.

21.3	Exception to Non-Competition

Notwithstanding any provisions herein, the Parties hereby acknowledge and consent that RAE may continue to own and operate RAE Systems (Shanghai) Inc. without breaching any non-competition obligations herein; and Keli may continue to own and operate Beijing Ke Li Sai Ke Keji Youxian Gongsi without breaching any non-competition obligations herein.

22.	TERM OF THE COMPANY

The term of the Company shall commence on the Establishment Date and shall continue for fifty (50) years thereafter (“Company’s Term), unless terminated earlier pursuant to Article 23 hereof, or extended by the Parties.

23.	EARLY TERMINATION

23.1	Triggering Events

This Contract may be terminated in the event that any of the conditions or events set forth below occurs:

(a)	Any Party is bankrupt, or is the subject of proceedings for liquidation or dissolution or ceases to carry on business. In such case, any Party may give notice of termination.

(b)	Any Party fails to perform any of its material obligations under any agreements referred to herein if, in the reasonable opinion of the non-breaching Party or Parties, such non-performance creates a material risk of loss to such non-breaching Party, Parties, or the Company. In such case, any non-breaching Party may give notice of termination.

(c)	The Company sustains serious losses for two (2) consecutive years and the Company is unable to attain its business goals and, after consultation, the Parties are unable to agree on a business plan to improve the economic situation of the Company. In such case, any Party may give notice of termination.

(d)	Total or partial performance of this Contract is prevented by an Event of Force Majeure lasting for more than ninety (90) days and, after consultation, the Parties are unable to agree on a method to perform this Contract. In such case, any Party may give notice of termination.

(e)	The Parties mutually agree to terminate this Contract and agree on the terms for the dissolution of the Company. In such case, the Company and its assets shall be dealt with in accordance with such agreement and applicable law.

23.2	Purchase of the Company as a Going Concern

(a)	In the event that (i) a Party is bankrupt, or is the subject of proceedings for liquidation or dissolution or ceases to carry on business, or (ii) notice of termination is given by a Party pursuant to Article 23.1(b), the remaining or non-breaching Parties may elect to purchase the Company as a going concern in accordance with the procedures set forth below:

(i) The purchasing Party or Parties shall, at own cost, engage a reputable, independent and qualified appraiser to appraise the Company as a going concern. Such appraisal shall be deemed the fair market value (“Fair Market Value”) of the Company.

(ii) The purchasing Party or Parties shall purchase the Interests of the selling Party or Parties in the Company according to the Fair Market Value, pro rata to the shares of the purchasing Party or Parties then hold in the registered capital of the Company (disregarding the shares of the selling Party or Parties).

(iii) The Parties shall execute a transfer agreement and shall use their best efforts to secure, within thirty (30) days of the execution of such agreement, all necessary governmental approvals required to give effect to such agreement. The closing of such transfer shall occur within fifteen (15) days following approval of the transfer agreement.

(iv) After approval of the transfer agreement has been obtained and the purchase price has been paid in accordance with (iii) above, the Parties shall terminate this Contract and all of the agreements contemplated herein by a writing executed by the duly authorized representative of each of the Parties.

(b)	All Parties shall continue to perform their obligations under this Contract prior to completion of Article 23.2(a)(iv) above.

24.	LIQUIDATION AND DISSOLUTION

24.1	Liquidation

Upon the adoption of a unanimous Board resolution to terminate this Contract and approval by the Examination and Approval Authority to dissolve the Company, the Parties shall cause the Directors appointed by them to adopt a resolution to liquidate the Company and establish a liquidation committee. The composition, powers and functions of the liquidation committee, formulation of liquidation procedures, and payment of liquidation proceeds shall be as set forth in the Articles of Association.

24.2	Effect of Dissolution or Sale as a Going Concern

The dissolution of the Company or sale of the Company as a going concern shall not release a Party from its liability to pay any sums of money accrued, due and payable to the other Parties, or to discharge its then-accrued and unfulfilled obligations including any liability to the Company or the other Parties in respect of any breach of this Contract pursuant to Article 25 hereof.

24.3	Termination

After the liquidation of the Company is completed and the Company has been effectively dissolved, the Parties shall terminate this Contract, the Articles of Association and all of the agreements contemplated herein by a writing executed by the duly authorized representative of each of the Parties.

25.	INDEMNIFICATION

25.1	Breach of Contract

If a Party fails to perform any of its obligations under this Contract, or if a representation or warranty made by a Party under this Contract is untrue inaccurate, the Party shall be deemed to have breached this Contract.

25.2	Indemnity for Breach of Contract

(a)	If the Company suffers any cost, expense, liability or loss, including but not limited to lost profits, as a result of a breach of this Contract by a Party, the breaching Party shall indemnify and hold the Company harmless in relation to any such cost, expense, liability or loss.

(b)	Should a non-breaching Party or Parties suffer any cost, expense, liability or loss, including but not limited to lost profits, as a result of a breach of this Contract by a breaching Party, the breaching Party shall indemnify and hold the non-breaching Party or Parties harmless in relation to such cost, expense, liability or loss.

(c)	In addition to remedies above or otherwise permitted by law, if RAE is actually damaged as a result of (i) liabilities or risks of KLH which are known or should have been known to any of the Chinese Parties but are not disclosed by the Chinese Parties in writing to RAE prior to the Closing; (ii) any breach of the Chinese Parties’ guarantees herein regarding the Site, the Building, the Land Use Right Certificate for the Site or the Real Estate Ownership Certificate for the Building, or (iii) any of the Chinese Parties’ representations and warranties herein regarding any of the environmental matters, RAE shall have the right to elect to foreclose, pro rata, each of the Chinese Parties’ equity interest in the Company in an amount equal to the actual damages RAE suffers, unless the Chinese Parties indemnify RAE for such damages in full within thirty (30) days after notice by RAE.

(d)	In addition to remedies above or otherwise permitted by law, if the other Parties is actually damaged as a result of (i) RAE’s breach of Article 10.3 hereof; or (ii) RAE’s breach of Article 4.2 of the Subscription Agreement, the other Parties shall have the right to elect to foreclose, pro rata, RAE’s equity interest in the Company in an amount equal to the actual damages the other Parties suffers, unless RAE indemnifies the other Parties for such damages in full within thirty (30) days after notice by the other Parties.

25.3	Limitation to Indemnification by Chinese Parties

Notwithstanding any provisions herein to the contrary, the Chinese Parties shall not be responsible for any losses below One Million Fifty Hundred Thousand Renminbi (RMB1.5 million) on an accumulative basis during the seven (7) years after the Closing (“Cap”) suffered by the Company or RAE due to undisclosed liabilities of KLH, but shall indemnify the Company or RAE for any losses due to such liabilities beyond the Cap, provided that the Cap shall not be applicable to situations described in Article 25.2(c) hereof. The Chinese Parties shall be released from possible liabilities arising out of their representations and warranties herein at the end of the seventh (7th) anniversary after the Closing, provided that such release shall not be applicable to situations described in Article 25.2(c) hereof.

25.4	Continued Implementation of Contract

During the period of breach, the Parties shall in all other respects continue their implementation of this Contract.

26.	INSURANCE

The Company shall, at its own cost and expense and at all times during the operation of the Company, procure and maintain full and adequate insurance coverage in a manner prudent and advisable for the Company. The relevant insurance policies may be obtained from any insurance company authorized to provide such policies in the PRC. The types of insurance and the value, duration and denomination of the currency of the premiums and insurance proceeds shall be determined by the Board of Directors upon the recommendation of the General Manager based on the practices of similar businesses in other countries and the actual circumstances in the PRC.

27.	FORCE MAJEURE

27.1	Performance of Obligations

If any Party is prevented from performing any of its obligations under this Contract due to an Event of Force Majeure, the time for performance of the obligations under this Contract specifically prevented from performance by such Event of Force Majeure shall be extended by a period equal to the period of delay caused by such Event of Force Majeure. A Party claiming inability to perform due to an Event of Force Majeure shall take appropriate means to minimize or remove the effects of the Event of Force Majeure and, within the shortest possible time, attempt to resume performance of the obligation(s) affected by the Event of Force Majeure. If an Event of Force Majeure occurs, no Party shall be responsible for any damage, increased costs or loss which the other Parties may sustain by reason of such a failure or delay of performance, and such failure or delay shall not be deemed a breach of this Contract. All other obligations under this Contract and the time for performance thereof shall remain unaffected.

27.2	Notice

The affected Party shall immediately notify the other Parties of the occurrence of any Event of Force Majeure and shall provide available evidence thereof. Should the delay caused by any Event of Force Majeure continue for more than ninety (90) consecutive days, the Parties shall settle the issue of further performance of this Contract through friendly negotiations or in accordance with Article 23.1.

27.3	Continued Implementation of Contract

During the period of an Event of Force Majeure, the Parties shall in all other respects continue their implementation of this Contract.

28.	APPLICABLE LAW

28.1	Governing Law

The laws or regulations of the PRC which are officially published and publicly available shall apply to and govern the formation, validity, interpretation and implementation of this Contract. In the event that there is no officially published and publicly available law of China governing a particular matter relating to this Contract, reference shall be made to general international practices.

29.	DISPUTE RESOLUTION

29.1	Arbitration

(a)	Any dispute arising from, out of or in connection with this Contract shall be settled through friendly consultations between or among the Parties. Such consultations shall begin immediately after a Party has delivered to the other Party or Parties a written request for such consultation. If within ninety (90) days following the date on which such notice is given, a dispute involving RAE cannot be settled through consultations, the dispute shall, upon the request of any Party involved with notice to the other Party or Parties involved, be submitted to arbitration in Hong Kong under the auspices of Hong Kong International Arbitration Center (“Arbitration Tribunal”).

(b)	There shall be three (3) arbitrators. the Chinese Party or Parties shall select one (1) arbitrator and RAE shall select one (1) arbitrator, and both arbitrators shall be selected within thirty (30) days after giving or receiving the demand for arbitration. The chairman of the Arbitration Tribunal shall select the third arbitrator who shall not be a national of either the PRC or USA. If a Party does not appoint an arbitrator who has consented to participate within thirty (30) days after the selection of the first arbitrator, the relevant appointment shall be made by the chairman of the Arbitration Tribunal.

(c)	The arbitration proceedings shall be conducted in English and Chinese. The Arbitration Tribunal shall apply the arbitration rules of the Arbitration Tribunal then in effect. However, if such rules are in conflict with the provisions of this Article, including the provisions concerning the appointment of arbitrators, the provisions of this Article shall prevail.

(d)	Each Party shall cooperate with the other Party or Parties in making full disclosure of and providing complete access to all information and documents requested by the other Party or Parties in connection with such proceedings, subject only to any confidentiality obligations binding on such Party or Parties.

(e)	The arbitral award shall be final and binding upon the Parties, not subject to any appeal, and shall deal with the question of costs of arbitration and all matters related thereto.

(f)	Judgment upon the award rendered by the arbitration may be entered in any court of competent jurisdiction, or application may be made to such court for a judicial recognition of the award or any order of enforcement thereof.

(g)	Provisions in this Article 29.1 shall not apply to any dispute solely between or among any Parties other than RAE.

29.2	Continued Implementation of Contract

During the period when a dispute is being resolved, the Parties shall in all other respects continue their implementation of this Contract, except the issue in dispute.

30.	MISCELLANEOUS

30.1	Language and Copies

This Contract is executed in English and Chinese in ten (10) original copies in each language. Both language versions are equally effective. Each Party shall have one copy in each language, and remaining copies shall be submitted to the Examination and Approval Authority and other relevant government agencies.

30.2	Entire Agreement

This Contract and the other agreements contemplated herein constitute the entire agreement among the Parties with respect to the subject matters set forth herein and therein and supersede all prior discussions, notes, memoranda, negotiations, understandings and all the documents and agreements between them relating to the same. All documents, agreements, understandings and correspondence among the Parties prior to the execution of this Contract shall, with the exception of any non-disclosure/confidentiality undertakings, become null and void automatically when this Contract enters into effect.

30.3	Amendment

Amendments to this Contract may be made only by a written agreement signed by duly authorized representatives of the Parties and, subject to approval by the Examination and Approval Authority.

30.4	Notices

Notices or other communications required to be given by any Party or the Company pursuant to this Contract shall be written in English and Chinese and may be delivered personally, sent by registered airmail (postage prepaid) by a recognized courier service, or sent by facsimile transmission to the address of the other Party or Parties set forth below or such other address notified in lieu thereof. The dates on which notices shall be deemed to have been effectively given shall be determined as follows:

(a)	Notices given by personal delivery shall be deemed effectively given on the date of personal delivery.

(b)	Notices given by registered airmail (postage prepaid) shall be deemed effectively given on the tenth (10th) day after the date on which they were mailed (as indicated by the postmark).

(c)	Notices given by courier shall be deemed effectively given on the third (3rd) day after the date of dispatch (as indicated by the courier bill).

(d)	Notices given by facsimile transmission shall be deemed effectively given on the first (1st) business day following the date of a successful transmission.

For the purpose of notices, the addresses of the Parties are as follows:

Any and all Chinese Parties:

RAE KLH Technologies (Beijing) Company Limited

20 West Chegongzhuang Road

Haidian District, Beijing 100044, China;

Attention: Zhu Gang

Telephone No: (86) 10-6841 3680

Facsimile No.: (86) 10-6841 7641

RAE:

RAE Systems Inc.

1339 Moffett Park Drive

Sunnyvale, CA 94089

USA

Attention: Robert I. Chen or Joseph Chong Kong Ng

Telephone No: (1) 408 752 0723

Facsimile No: (1) 408 7520724

Any Party may at any time change its address for service of notice or communication in writing delivered to the other Party in accordance with the terms hereof.

30.5	Waiver

Unless otherwise provided for, failure or delay on the part of any Party to exercise any right or privilege under this Contract shall not operate as a waiver of such right or privilege nor shall any partial exercise of any right or privilege preclude any further exercise thereof. Any waiver by a Party of a breach of any term or provision of this Contract shall not be construed as a waiver by such Party of any subsequent breach, its rights under such term or provision, or any of its other rights hereunder.

30.6	Headings

The headings contained in this Contract are for reference only and shall not be deemed to be part of this Contract or to affect the meaning or interpretation hereof.

IN WITNESS WHEREOF, the Parties hereto have caused this Contract to be executed as of the date first above written by their duly authorized representatives.

1. Beijing Ke Li Xin Jishu Fazhan Zong Gongsi

By	/s/ Xie Wei
Xie Wei
Legal Representative

2. RAE Systems (Asia) Limited

By	/s/ Joseph Chong Kong Ng
Joseph Chong Kong Ng
Authorized Representative

3. By	/s/ Zhu Gang
Zhu Gang

4. By	/s/ Li Changwu
Li Changwu

5. By	/s/ Qiu Wenfeng
Qiu Wenfeng

6. By	/s/ Lu Guiyun
Lu Guiyun

Annex I

Articles of Association

Annex II

Feasibility Study

Annex III

Subscription Agreement

Annex IV

Executive Employment Agreement

Annex V

Supplemental Agreement Regarding Account Receivable and Inventory

Schedule A

List of Existing Shareholders of KLH

Name	Percentage of Ownership
1. Keli	11.967%
2. Zhu Gang	27.162%
3. Li Changwu	20.943%
4. Qiu Wenfeng	22.074%
5. Lu Guiyun	17.853%

Schedule B

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